INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 16, 2025

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Tradr 2X Long ACHR Daily ETF, Tradr 2X Long APP Daily ETF, Tradr 2X Long ALAB Daily ETF, Tradr 2X Long MDB Daily ETF, Tradr 2X Long QBTS Daily ETF, Tradr 2X Long QUBT Daily ETF, Tradr 2X Long RGTI Daily ETF, Tradr 2X Long TEM Daily ETF, Tradr 2X Long UPST Daily ETF and Tradr 2X Long ZS Daily ETF

Dear Ms. O’Neal:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025, regarding Post-Effective Amendment No. 439 to the Registrant’s registration statement filed on Form N-1A on February 7, 2025 (the “Registration Statement”), with respect to the Tradr 2X Long ACHR Daily ETF, Tradr 2X Long APP Daily ETF, Tradr 2X Long ALAB Daily ETF, Tradr 2X Long MDB Daily ETF, Tradr 2X Long QBTS Daily ETF, Tradr 2X Long QUBT Daily ETF, Tradr 2X Long RGTI Daily ETF, Tradr 2X Long TEM Daily ETF, Tradr 2X Long UPST Daily ETF and Tradr 2X Long ZS Daily ETF, each a series of the Registrant (the “Funds”).

The responses to the comments are included below and will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Fees and Expenses Tables and Expense Examples

1.	Comment: Please provide the completed Fees and Expenses Tables and Expense Examples for the Funds at least five days prior to the Registration Statement becoming effective.

Response: The Registrant notes that each Fund’s unitary management fee is 1.30%. The completed Fees and Expenses Table and Expense Example for each Fund, which will be included in the Amendment, are disclosed in Appendix A.

2.	Comment: Footnote 3 to the Fees and Expenses Table for each Fund indicates that the Advisor has agreed to waive fees and/or pay for operating expenses of the Fund. Please confirm that this waiver will extend for a period of one year from the date of the Fund’s prospectus.

Response: The Registrant confirms that the Advisor will not enter into a contractual arrangement with the Funds to waive or reimburse a portion of a Fund’s total annual fund operating expenses for at least a one-year period. Accordingly, all references to contractual fee waivers and expense reimbursements, including Footnote 3 to each Fund’s Fees and Expenses Table, has been removed from the Prospectus.

The Registrant confirms that each Fund operates under a unitary fee arrangement with the Fund’s Advisor. Out of the unitary management fee, the Advisor pays substantially all operating expenses of each Fund.

In this connection, the following disclosure has been added to the section entitled “Investment Advisor”:

Pursuant to the Investment Advisory Agreement between the Advisor and the Trust, each Fund has agreed to pay an annual unitary management fee of 1.30% of its average daily net assets. This unitary management fee is designed to pay each Fund’s expenses and to compensate the Advisor for the services it provides to the Fund. Out of the unitary management fee, the Advisor pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, the Advisor is not responsible for advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by each Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

3.	Comment: The Funds’ concentration policy, as set forth under the “Investment Restrictions” section of the SAI, states that the Funds may not “[i]nvest 25% or more of [their] total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities), except that the Funds shall concentrate in the corresponding industry assigned to the underlying security as detailed in the table below.” Please revise the table to reflect the corresponding industry assigned to the underlying security.

Response: The Registrant has revised the disclosure as follows:

The Funds may not:

3.	Invest 25% or more of their total assets, calculated at the time of purchase in any one industry (other than securities issued by the U.S. government, its agencies or instrumentalities), except that the Funds shall concentrate in the corresponding industry assigned to the underlying security.

Fund	Underlying Security
Tradr 2X Long ACHR Daily ETF	Archer Aviation Inc.
Tradr 2X Long APP Daily ETF	AppLovin
Tradr 2X Ling ALAB Daily ETF	Astera Labs
Tradr 2X Long MDB Daily ETF	MongoDB Inc.
Tradr 2X Long QBTS Daily ETF	D-Wave Quantum Inc.
Tradr 2x Long QUBT Daily ETF	Quantum Computing Inc.
Tradr 2X Long RGTI Daily ETF	Rigetti Computing Inc.
Tradr 2X Long TEM Daily ETF	Tempus AI Inc.
Tradr 2X Long UPST Daily ETF	Upstart Holdings Inc.
Tradr 2X Long ZS Daily ETF	Zscaler Inc.

In addition, the Registrant has added the following disclosure as the final paragraph in the “Investment Restrictions” section of the SAI:

As of the date of this SAI, each Underlying Security referenced in the third fundamental policy listed above is assigned to an Underlying Industry as follows:

Underlying Security	Underlying Industry
Archer Aviation Inc.	Aerospace/Defense
AppLovin	Media
Astera Labs	Tech Hardware & Semiconductors
MongoDB Inc.	Software & Tech Services
D-Wave Quantum Inc.	Tech Hardware & Semiconductors
Quantum Computing Inc.	Software & Tech Services
Rigetti Computing Inc.	Tech Hardware & Semiconductors
Tempus AI Inc.	Software & Tech Services
Upstart Holdings Inc.	Financial Services
Zscaler Inc.	Software & Tech Services

* * * * *

The Registrant believes that it has fully responded to the comments. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.30%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	1.30%

(1)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be [ ]% for the fiscal year ending March 31, 2026.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions would be:

One Year	Three Years
$132	$412

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